INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the W.P. Stewart & Co. Growth Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on April 21, 2010, for the W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 93 filed concurrently with this correspondence.

Prospectus

1.	Table of Contents – Delete the paragraph at the bottom of page. Consolidate with Cover page disclosure.

RESPONSE: Sentence deleted from Table of Contents.

2.	Investment Objective on page 1 – The objective seems to include some of the Fund’s strategy. Move the strategy portion to the investment strategy section.

RESPONSE: Change updated in Prospectus.

3.	Fees and Expenses on Pages 1 – Delete “Net” from last line to read “Total annual fund operating expenses after reimbursement”.

RESPONSE: Change updated in Prospectus.

4.	Fees and Expenses on Pages 1 – Remove the cross reference in the footnote.

RESPONSE: Change updated in Prospectus.

5.	Example on Page 1 – 2nd paragraph – Remove the phrase “that dividends and distributions are reinvested”- use language consistent with Form N-1A.

RESPONSE: Change updated in Prospectus.

6.	Example on Page 1 – 3rd paragraph. Consider clarifying that the expense example numbers use the expense cap for the first year only.

RESPONSE: Changed as follows:

Please note that the figures below are based on the Fund’s net expenses resulting from the expense limitation agreement described above through April 30, 2011 and assuming no expense reimbursement after such date.

7.	Principal Investment Strategies on page 2 – Please provide the basis for defining $5 billion as a large capitalization company.

RESPONSE:  The Advisor generally looks to Morningstar's definition of "large cap" for guidance. According to Morningstar, it defines large cap stocks as the group that accounts for the top 70% of the capitalization of the investable universe. For its Large Cap Index, as of March 31, 2009 (the latest available date for which data is currently available to us), this encompassed stocks with market capitalizations of $4.2 billion and higher. While the number will vary over time, the Advisor considers $5 billion to be a reasonable figure based on this information.

8.	Performance on page 3 – Add that the performance shows the changes over years and that it is compared to a broad based index.

RESPONSE: Change updated in Prospectus.

9.	Performance on page 3 – Remove duplicate paragraph.

RESPONSE: Change updated in Prospectus.

10.	Performance on page 3 – Remove footnote regarding the Fund’s inception date.

RESPONSE: Change updated in Prospectus.

11.	Performance on page 3 – Remove 1 and 3 footnote to the performance table.

RESPONSE: Change updated in Prospectus.

12.	Customers of Selected Broker-Dealers on page 9 – Remove the phrase “and accepted by the Fund”. Implies there is an added acceptance level.

RESPONSE: Change updated in Prospectus.

13.	Payment of Redemption Proceeds on page 13 – Clarify second paragraph that redemption are processed when received but that the proceeds will be held until the check clears.

RESPONSE: Change updated in Prospectus.

SAI

14.	Trustee Table on page 8 – Add any directorships held by the Trustees in the past five years.

RESPONSE: Change updated in SAI.

15.
Additional Information Concerning the Board and the Trustees on page 10 – Remove the sentence, “The summaries set forth above as to the qualifications, attributes and skills of the Trustees are required by the registrant form adopted by the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and do not impose any greater responsibility or liability on any such person or on the Board as a whole than would otherwise be the case.”

RESPONSE: Change updated in SAI.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Treasurer
626-914-1360